CORRESP

January 31, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Joseph McCann Division of Corporate Finance

Re:	First Titan Corp. ("the Company") Amendment No. 2 to Registration Statement on Form S-1/A File No. 333-170315 Filed January 3, 2011

Dear Mr. McCann:

In response to your letter of January 14, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed December 28, 2010 we herewith transmit the Company’s Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.  Finally,

Fee Table

1.	We note your response to prior comment 1. Please revise the table to clarify, if true, that you calculated the fee based on Securities Act Rule 457 (o).

Response:

We have revised the table to clarify that the fee was calculated based on Securities Act Rule 457 (o).

Because we are small we do not have an audit committee and we do not have adequate disclosure controls and procedures. Page 9

2.	Please expand to also address the risk if you are unable to maintain effective internal control over financial reporting as defined in Exchange Act Rule 13a-1(1)

Response:

We added the risk factor:

WE DO NOT HAVE ANY INDEPENDENT DIRECTORS AND WE HAVE NOT VOLUNTARILY IMPLEMENTED VARIOUS CORPORATE GOVERNANCE MEASURES, IN THE ABSENCE OF WHICH, WE MAY BE UNABLE TO MAINTAIN EFFECTIVE INTERNAL CONTROL OVER FINANCIAL REPORTING AND STOCKHOLDERS MAY HAVE MORE LIMITED PROTECTIONS AGAINST INTERESTED DIRECTOR TRANSACTIONS, CONFLICTS OF INTEREST AND SIMILAR MATTERS.

Business Description, page 21

3.

We note your revised disclosure on page 22 in response to prior comment 11. Please revise to clarify your disclosure concerning when you will obtain the certification. Please note that your current disclosure indicates that you will obtain the certification in 2-3 months but it is not clear whether you expect to have the certification in 2-3 months from the date you filed this amended registration statement or from another point in time. With a view towards clarified disclosure, please tell us whether you will be able to obtain this certification prior to renting a facility to house your operation. Also, please revise to identify that conducts the certification audits and your reference in your disclosure.

Response:

We added:

We intend to obtain ISO 9001 certification 2-3 months after raising Phase 1 funding (we intend to use a company such as Quality Experts, Inc. that provide on site training and coaching support for companies pursuing ISO 9001 certification.) which will be simultaneously with the move into our intended facility.

4.	We note your response to prior comment 13 but do not see where you have revised your disclosure. We therefore reissue the comment.

Response:

We changed the market section to read:

The total market for customized panels and harnesses for gas and diesel engines (heavy duty truck OEM, marine OEM, tractor OEM, agriculture equipment OEM and other OEM difficult to obtain due to the fact that most customized panels and harnesses are not produced by the OEM and appear not to be reported.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (727) 471-0444, facsimile (727) 471-0447, or e-mail at  cjh@huntlawgrp.com.

Sincerely,

FIRST TITAN CORP.

/s/ Robert Tatar

Robert Tatar, President

Enclosure(s):

1.   First Titan Corp’s Form S-1/A-2 Registration Statement

2.   Auditor’s consent letter.